03012835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 50854 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 3 2003

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Securities, LLC.

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 288th Ave.
(No. and Street)

Burlington (City) Wisconsin (State) 53105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Christoph 262-878-4800 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albert & Goodman, CPA's
(Name – *if individual, state last, first, middle name*)

650 Dundee Rd. Suite 170 (Address) Northbrook (City) Illinois (State) 60062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 1 9 2003

# OATH OR AFFIRMATION

I, Roger Christoph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Securities, LLC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires: 10-12-03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KEYSTONE SECURITIES, LLC
# FINANCIAL STATEMENTS
# DECEMBER 31, 2002 and 2001

KEYSTONE SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 and 2001

CONTENTS

Albert & Goodman CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

**REPORT OF INDEPENDENT ACCOUNTANTS**

To the Members of
Keystone Securities, LLC

We have audited the accompanying statements of financial condition of Keystone Securities, LLC as of December 31, 2002 and 2001, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Keystone Securities, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Keystone Securities, LLC are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Albert & Goodman, CPAs

Albert & Goodman, CPA's

February 12, 2002



650 Dundee Road • Suite 170 • Northbrook, Illinois 60062 • PHONE: 847/480-5716 • FAX: 847/480-9227

KEYSTONE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 & 2001

ASSETS

| | 2002 | 2001 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 12,060 | $110,922 |
| Marketable securities at market | 49,995 | 50,097 |
| Accounts receivable | 7,562 | 4,596 |
| TOTAL CURRENT ASSETS | 69,617 | 165,615 |
| OTHER ASSETS | | |
| Start-up costs - less accumulated amortization of $3,817 and $3,017 | 183 | 983 |
| Rental Deposit | - | 70 |
| TOTAL OTHER ASSETS | 183 | 1,053 |
| TOTAL ASSETS | $ 69,800 | $166,668 |

LIABILITIES AND MEMBERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts & commissions payable | $ - | $ 3,162 |
| TOTAL LIABILITIES | - | 3,162 |
| MEMBERS' EQUITY | 69,800 | 163,506 |
| TOTAL LIABILITIES & MEMBERS' EQUITY | $ 69,800 | $166,668 |

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

| | | 2002 | 2001 |
|---|---|---|---|
| REVENUES | | | |
| Commissions | | $57,349 | $133,027 |
| Dividend income | | 1,541 | 5,599 |
| Miscellaneous | | 61,909 | 302 |
| Interest income | | 579 | 23 |
| | TOTAL REVENUE | 121,378 | 138,951 |
| OPERATING EXPENSES | | | |
| Clearing charges | | 27,581 | 37,861 |
| Professional fees | | 15,515 | 768 |
| Legal fees | | 15,000 | 3,050 |
| Commissions | | 11,537 | 5,352 |
| Dues & assessments | | 7,471 | 5,334 |
| Medical reimbursement | | 1,704 | - |
| Sales promotion | | 1,216 | - |
| Amortization expense | | 800 | 800 |
| Travel | | 570 | - |
| Office supplies | | 260 | - |
| Miscellaneous expense | | 208 | 42 |
| Telephone | | 205 | - |
| Postage & delivery | | 17 | - |
| Training education | | - | 420 |
| Insurance/bonding | | - | 410 |
| Payroll taxes | | - | 162 |
| Payroll service fee | | - | 140 |
| | TOTAL OPERATING EXPENSES | 82,084 | 54,339 |
| | NET INCOME | 39,294 | 84,612 |
| MEMBERS' EQUITY | | | |
| Beginning of the year | | 163,506 | 78,894 |
| Capital contributions | | - | - |
| Member Distributions | | (133,000) | - |
| End of the year | | $ 69,800 | $163,506 |

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

| CASH FLOWS FROM OPERATING ACTIVITIES | 2002 | 2001 |
|---|---|---|
| Net income (loss) | $ 39,294 | $ 84,612 |
| Amortization | 800 | 800 |
| Net (increase) decrease in current assets: | | |
| Accounts receivable | (2,966) | (903) |
| Marketable securities | 102 | (102) |
| Rental deposit | 70 | - |
| Net increase (decrease) in current liabilities | | |
| Accounts payable | - | (5,615) |
| Commissions payable | (3,162) | 3,162 |
| NET CASH USED BY OPERATING ACTIVITIES | 34,138 | 81,954 |
| Member distributions | (133,000) | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | (133,000) | - |
| NET INCREASE (DECREASE) IN CASH | (98,862) | 81,954 |
| CASH AT BEGINNING OF THE YEAR | 110,922 | 28,968 |
| CASH AT END OF THE YEAR | $ 12,060 | $110,922 |

Supplemental Disclosure of Cash Flow Information:

| | | |
|---|---|---|
| Interest paid | $ - | $ - |
| Income taxes paid | $ - | $ - |

SEE ACCOUNTANT'S REPORT AND ACCOMPANYING NOTES

KEYSTONE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of Keystone Securities, LLC, (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. Management is also responsible for all estimates made on these financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

**NATURE OF ORGANIZATION**

The Company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

**CASH AND CASH EQUIVALENTS**

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

**ACCOUNTS RECIEVABLE**

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

**OTHER ASSETS/AMORTIZATION**

Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the estimated useful lives of the assets. Total amortization for the years ended December 31, 2002 and 2001 was $800 and $800, respectively.

# SUPPLEMENTARY INFORMATION

KEYSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

| | 2002 | 2001 |
|---|---|---|
| Net Worth | $ 69,800 | $163,506 |
| Less: | | |
| Non-allowable assets | (183) | (1,150) |
| Haircut | (677) | (2,160) |
| Net Capital | 68,940 | 160,196 |
| Less: Capital requirement | (5,000) | (5,000) |
| Excess Capital | $ 63,940 | $155,196 |
| Aggregate Indebtedness | $ - | $ 3,162 |
| Ratio of Aggregate Indebtedness to Net Capital | 0.00% | 2.04% |

**Reconciliation of Computation of Net Capital**

| | 2002 | 2001 |
|---|---|---|
| NET CAPITAL--As reported in Part IIA Focus | $ 70,647 | $163,805 |
| Net audit adjustments | (847) | 100 |
| NET CAPITAL--As adjusted | $ 69,800 | $163,905 |

SEE ACCOUNTANT'S REPORT